Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES 1ST DESIGN WIN WITH A
CLOUD OBJECT STORAGE MULTINATIONAL GIANT

-  Account Expected to Ramp Gradually to $2M/Yr  -

KFAR SAVA, Israel— January 9, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has achieved its first Object Storage design win with one of the world’s largest technology companies, a visionary leader in the Object Storage market. The Design Win is for high-performance connectivity adapters that will be used to enhance the throughput of the customer’s object storage cloud platforms.

Based on this first Design Win, Silicom has received initial orders for one of the customer’s cloud platforms, representing the first step towards a planned integration of Silicom adapters into all of the platforms it uses for this application. Based on the customer’s indications, Management believes that the account will ramp to about $2 million per year.

“We are excited to receive our first Design Win from this trend-setting market leader, a strong confirmation of the quality of our products and the dependability of our entire organization,” commented Shaike Orbach, Silicom’s President & CEO. “We expect that this first Win will lead to additional business from the customer’s Cloud Object Storage business as well as from other business units, the pattern that we have demonstrated with so many other customers in the past. We intend to take full advantage of the credibility and accessibility that we have now achieved, hopefully transforming the customer into a strong, long-term revenue generator for Silicom.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com